DANIEL M. MILLER (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

May 28, 2007

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.W. Washington, D.C. 20549-7010 USA

Attention:

Mr. Bob Carroll:

Re:

Buffalo Gold Ltd.

Form 20-F for the fiscal year ended December 31, 2005 (filed June 13, 2006)

File No. 0-30150

Dear Mr. Carroll:

On behalf of our client, Buffalo Gold Ltd. (the "Company"), and pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations thereunder, we enclose Amendment No. 2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, initially filed on June 13, 2006 (the “Form 20-F”).  Reference is also made to the Staff’s letter of comments, dated March 8, 2007.  This letter contains the Corporation’s responses, as told to us by representatives of the Corporation, to the comments contained in that comment letter.  The Corporation’s responses are keyed to the headings and comment numbers contained in the comment letter.

Form 20-F/A for the Fiscal Year Ended December 31, 2005

General

1.

Please refer to prior comment 1 of our letter dated November 15, 2006. We note the draft language in your explanatory note that "amendment no. 2 is being filed to reflect our responses to comments on the Form 20-F received from the Securities and Exchange Commission." Please revise your explanatory paragraph to specifically state each reason for the amendment.

The requested disclosure has been provided on page 1 of the Form 20-F, before the Table of Contents.

May 28, 2007

Note 15 - Differences between Canadian and United States Generally Accepted Accounting Principles

Exploration properties and deferred costs, page 151

2.

Please refer to prior comment 5 of our letter dated November 15, 2006. Revise your adjusted U.S. GAAP "Loss before other items" and "Loss for the year" in the draft Selected Financial Data Table to reflect the correct adjusted amounts. Also please revise your U.S. GAAP loss in Note 15 to reflect the correct adjusted amount.

The requested revisions have been made to Note 15.

Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

DMM/dmm

Enclosure

cc:

Simon J. Anderson
CFO
Buffalo Gold Ltd.

4835-7766-6561\25/28/2007